Exhibit 16.1

November 16, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by PPL Corporation, its subsidiaries PPL Energy Supply, LLC and PPL Electric Utilities Corporation, and the PPL Employee Stock Ownership Plan (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K report of PPL Corporation, PPL Energy Supply, LLC, PPL Electric Utilities Corporation, and the PPL Employee Stock Ownership Plan dated November 10, 2005. We agree with the statements concerning our Firm in such Form 8-K; however, we make no comment whatsoever regarding the solicitation and review process conducted by PPL Corporation, PPL Energy Supply, LLC, PPL Electric Utilities Corporation, and the PPL Employee Stock Ownership Plan.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP